CFIUS Rejects Joint Voluntary Notice Concerning Viston Tender Offer

Sherman Oaks, California - August 25, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, is announcing that the Committee on Foreign Investment in the United States ("CFIUS") has rejected the joint voluntary notice submitted by Viston United Swiss AG ("Viston") and its Canadian subsidiary (the "Offeror") and Petroteq with respect to the pending offer (the "Offer") by the Offeror to purchase all of the issued and outstanding shares of common stock of Petroteq that are tendered pursuant to the Offer.

CFIUS' Review of the Transactions

Section 721(a)(4)(B) (i) and (b) of the (U.S.) Defense Production Act of 1950, as amended (the "Act"), authorizes the President, acting through CFIUS, to review and investigate certain acquisitions, mergers and takeovers that could result in foreign control of any person engaged in interstate commerce in the U.S.

On May 16, 2022, Viston, acting through the Offeror, and Petroteq submitted to CFIUS a voluntary notice (the "Notice") seeking clearance by CFIUS of the Offer and the Offeror's acquisition of the common shares of Petroteq that are tendered pursuant to the Offer and any additional common shares of Petroteq that are not or were not tendered to the Offer (collectively, the "Transactions"). The Notice was not mandatory under U.S. law or regulations of the U.S. Department of the Treasury governing CFIUS' review of proposed acquisitions by foreign persons of U.S. businesses and was intended to obtain from CFIUS (1) a written notice that the Transactions do not constitute a "covered transaction" within the meaning of U.S. Treasury regulations, (2) a written notice that CFIUS has completed its review of the Transactions and has concluded all actions under Section 721 of the Act, or (3) an announcement by the President of the United States, made within the period required by the Act, of a decision not to take any action to block, suspend or prohibit the Transactions.

On May 24, 2022, the U.S. Department of the Treasury, acting on behalf of CFIUS, notified Viston, the Offeror and Petroteq that the Notice had been accepted for review by CFIUS and that, based on a 45-day review period that commenced on May 24, 2022, the review by CFIUS would conclude on or before July 7, 2022. On July 7, 2022, the Department of Treasury notified Viston, the Offeror and Petroteq that CFIUS would be undertaking an investigation of the Transactions under Section 721(b)(2) of the Act and that its investigation would be completed on or before August 22, 2022.

On August 22, 2022, the U.S. Department of the Treasury, acting on behalf of CFIUS, notified Viston, the Offeror and Petroteq that CFIUS has rejected the Notice that had been submitted with respect to the Transactions.

Status of Transactions

CFIUS' decision to reject the Notice submitted with respect to the Transactions does not, in and of itself, prohibit Viston and the Offeror from proceeding with the Transactions. Rather, without clearance by CFIUS, any decision by Viston and the Offeror to proceed with, and to conclude, the Transactions would be without the protection of a "safe harbor" that would otherwise prevent any future review of the Transactions by CFIUS or any determination that the protection of U.S. national security could require additional remedial measures, including potentially an unwinding of modification of the Transactions after they had been consummated.

In a news release issued by Viston and the Offeror on August 24, 2022, Viston and the Offeror indicated that they are evaluating the options that are or may be available to them with respect to the Offer and the Transactions.

Petroteq is also currently evaluating the potential impact of CFIUS' decision as to the Transactions and whether the decision, when combined with the due diligence that Petroteq has been conducting into the Offer and various components of the "proof of funds" that have been submitted by Viston and the Offeror, may warrant a modification to the Petroteq's support for the Offer and the recommendation by Petroteq's board of directors that the Offer be accepted by shareholders of the company.

Expiry Time for the Offer

The time or deadline for Petroteq's shareholders to accept the Offer (by tendering their common shares to the Offer) is 5:00 p.m, Toronto time, on September 9, 2022 (the "Expiry Time").  In the event that any of the conditions to the Offer have not been satisfied by the Expiry Time, the Offeror may, in and through one or more extensions, extend the Offer until the conditions have been satisfied or the Offeror may withdraw the Offer.

Summary of Offer

Petroteq wishes to remind its shareholders (collectively, "Shareholders") of the following key terms and conditions of the Offer:

  If the Offeror consummates the Offer (and takes up the common shares of Petroteq that are tendered to the Offer), Shareholders will receive CAD$0.74 in cash for each common share.  The Offer represents a significant premium of approximately 279% based on the closing price of CAD$0.195 per share on the TSX Venture Exchange ("TSXV") on August 6, 2021, that date being the last trading day prior to the issuance of a cease trade order by the Ontario Securities Commission and the TSXV's subsequent halt in the trading of Petroteq common shares;
  While the Offer is expressed in Canadian currency, Shareholders may elect to receive their consideration in a U.S. Dollar equivalent amount;
  The Offer is currently open for acceptance until the Expiry Time (which is currently 5:00 p.m., Toronto time, on September 8, 2022, unless the Offer is extended or withdrawn by the Offeror in accordance with the terms of the Offer;
  Registered Shareholders may tender by sending their completed Letter of Transmittal, share certificates or DRS statements and any other required documents to Kingsdale Advisors, which is acting as the Depositary and Information Agent for the Offeror.  Registered Shareholders are encouraged to contact Kingsdale promptly to receive guidance on the requirements and assistance with tendering their shares of Petroteq common stock;
  Beneficial Shareholders should provide tender instructions and currency elections to their financial intermediary.  Beneficial Shareholders may also contact Kingsdale for assistance;

  The Offer is subject to specified conditions being satisfied or waived by the Offeror.  These conditions include, without limitation:  the Canadian statutory minimum tender condition of at least 50% +1 of the outstanding common shares of Petroteq being validly deposited under the Offer and not withdrawn (this condition cannot be waived); at least 50% +1 of the outstanding common shares of Petroteq on a fully diluted basis being validly deposited under the Offer and not withdrawn; the Offeror having determined, in its reasonable judgment, that no Material Adverse Effect exists; the SEC Order Conditions; and receipt of all necessary regulatory approvals. Assuming that the statutory minimum tender condition is met and all other conditions are met or waived, the Depositary will pay Shareholders promptly following the public announcement of a take-up and pay by the Offeror.

About Petroteq Energy Inc.

Petroteq is a fully integrated oil and gas company focused on the development and implementation of a new proprietary technology for oil extraction. The Company has an environmentally safe and sustainable technology for the extraction of heavy oils from oil sands, oil shale deposits and shallow oil deposits. Petroteq is engaged in the development and implementation of its patented environmentally friendly heavy oil processing and extraction technologies. Our proprietary process produces zero greenhouse gas, zero waste and requires no high temperatures. Petroteq is currently focused on developing its oil sands resources and expanding production capacity at its Asphalt Ridge heavy oil extraction facility located near Vernal, Utah. For more information, visit www.Petroteq.energy.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, including: closing of the above noted transactions; and the Company successfully developing block chain technology for the oil and gas industry and the anticipated benefits of such technology, are intended to identify forward-looking information. Readers are cautioned that there is no certainty that it will be commercially viable to produce any portion of the resources. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions. Material factors or assumptions were applied in providing forward-looking information, including: execution of definitive agreements; director approval; TSX Venture Exchange approval; closing conditions being met, including receipt of subscription proceeds. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation, uncertainties inherent in the estimation of resources, including whether any reserves will ever be attributed to the Company's properties; since the Company's extraction technology is proprietary, is not widely used in the industry, and has not been used in consistent commercial production, the Company's bitumen resources are classified as a contingent resource because they are not currently considered to be commercially recoverable; full scale commercial production may engender public opposition; the Company cannot be certain that its heavy oil and bitumen resources will be economically producible and thus cannot be classified as proved or probable reserves in accordance with applicable securities laws;  changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; state of capital markets and ability of the Company to raise capital; litigation; the commercial and economic viability of the Company's oil sands hydrocarbon extraction technology and other proprietary technologies developed or licensed by the Company or its subsidiaries, which current are experimental nature and have not been used at full capacity for an extended period of time; reliance on suppliers, contractors, consultants and key personnel; the ability of the Company to maintain its mineral lease holdings; potential failure of the Company's business plans or model; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses, availability of financing and other capital; potential damage to or destruction of property, loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; uninsurable or uninsured risks; potential conflicts of interest of officers and directors; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Petroteq Energy Inc.

Vladimir Podlipskiy

Chief Executive Officer (Interim)

Tel: (800) 979-1897